SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Canada Southern Petroleum Ltd.
(Name of Subject Company (Issuer))
1212707 Alberta Ltd.
Canadian Oil Sands Limited
(Name of Filing Persons (Offerors))
Common Shares
(Title of Class Securities)
135231108
(CUSIP Number of Class of Securities)
Trudy M. Curran
Canadian Oil Sands Limited
2500 First Canadian Centre
350 – 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3N9
(403) 218-6200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With copies to:

Richard A. Shaw	Michael L. Hermsen
McCarthy Tétrault LLP	Mayer, Brown, Rowe & Maw LLP
3300, 421 – 7th Avenue S.W.	71 South Wacker Drive
Calgary, Alberta, Canada T2P 4K9	Chicago, IL 60606
(403) 260-3636	(312) 782-0600
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$146,764,507.50[1]	$15,704[2]
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[1]	Estimated solely for the purpose of calculating the filing fee based on a transaction value equal to the product of $9.75 (the consideration being offered) and 15,052,770 (the number of outstanding common shares of Canada Southern Petroleum Ltd., assuming full conversion of all outstanding exercisable options for common shares of Canada Southern Petroleum Ltd.

[2]	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, which is equal to $107 for each $1,000,000 of transaction value.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by (1) 1212707 Alberta Ltd., a corporation incorporated under the laws of the Province of Alberta, Canada (the “Offeror”), which is a wholly owned subsidiary of Canadian Oil Sands Limited, a corporation incorporated under the laws of the Province of Alberta Canada (“Acquiror”); and (2) Acquiror. This Schedule TO relates to the Offer by Offeror to purchase all of the issued and outstanding common shares (including the common shares that become outstanding upon the exercise of options to acquire common shares) together with associated rights (collectively, the “Common Shares”) of Canada Southern Petroleum Ltd., at a price per Common Share of $9.75 in cash. The offer is subject to the terms and conditions set forth in the Offer to Purchase dated June 26, 2006 (the “Offer to Purchase”). The Offer to Purchase and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto, constitute the “Offer.”
Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, this Schedule TO and is supplemented by the information specifically provided for herein.
1.     Summary Term Sheet.
The information set forth under Summary of Term Sheet and Summary in the Offer to Purchase is incorporated herein by reference.
2.     Subject Company Information.
(a)     The name of the subject company is Canada Southern Petroleum Ltd., a corporation organized under the laws of the Province of Alberta, Canada (“Canada Southern”). Its principal executive office is located at Suite 250, 706–7th Avenue S.W., Calgary, Alberta, Canada T2P 0Z1 and its telephone number is (403) 269-7741.
(b)     This Schedule TO relates to the outstanding Common Shares, including the Common Shares that become outstanding upon the exercise of options to acquire Common Shares. As of June 16, 2006, there were 14,496,165 Common Shares outstanding and options to purchase 556,605 Common Shares outstanding.
(c)     The information set forth in Section 7 (“Canada Southern Petroleum Ltd — Price Ranges and Trading Volumes of CSP Shares”) of the Circular portion of the Offer to Purchase is incorporated herein by reference.
3.     Identity and Background of Filing Person.
(a)     This Schedule TO is filed by the Offeror and Acquiror. The information set forth in Section 6 (“The Offeror and Acquiror”) of the Circular portion of the Offer to Purchase and Schedule I (“Information Concerning the Directors and Executive Officers of the Offeror and Acquiror”) to the Offer to Purchase are incorporated herein by reference.
(b)     The information set forth in Section 6 (“The Offeror and Acquiror”) of the Circular portion of the Offer to Purchase is incorporated herein by reference.
(c)     The information set forth in Section 6 (“The Offeror and Acquiror”) of the Circular portion of the Offer to Purchase and Schedule I (“Information Concerning the Directors and Executive Officers of the Offeror and Acquiror”) to the Offer to Purchase are incorporated herein by reference.
4.     Terms of the Transaction.
The information set forth in the Offer portion of the Offer to Purchase, in Section 16 (“United States Federal Income Tax Consequences”) and Section 17 (“Canadian Federal Income Tax Consequences”) of the Circular portion of the Offer to Purchase are incorporated herein by reference.

5.     Past Contacts, Transactions, Negotiations and Agreements.
The information set forth in Item 1 (“Pre-Acquisition Agreement”) and Item 2 (“Lock-Up Agreements”) of the Circular portion of the Offer to Purchase are incorporated herein by reference. Except as set forth therein, there have been no material contacts, transactions, negotiations and agreements during the past two (2) years which would be required to be disclosed in this Item 5.
6.     Purposes of the Transaction and Plans or Proposals.
The information set forth in Item 4 (“Purpose of the Offer and the Offeror’s Plans for CSP”), Item 8 (“Acquisition of Common Shares not Deposited”) and Item 13 (“Effect of the Offer on Markets for the Common Shares and Stock Exchange Listings) of the Circular portion of the Offer to Purchase are incorporated herein by reference.
7.     Source and Amount of Funds or Other Consideration.
The information set forth in Item 5 (“Source of Funds”) of the Circular portion of the Offer to Purchase is incorporated herein by reference. The Offer is not conditioned on any financing arrangements or financing contingencies. The Offeror believes that the financial condition of the Offeror, Acquiror and their affiliates is not material to a decision by a holder of Common Shares whether to tender such Common Shares in the Offer because (i) cash is the only consideration that will be paid to the holders of Common Shares in connection with the Offer, (ii) the Offeror is offering to purchase all of the outstanding Common Shares in the Offer, (iii) the Offer is not subject to any financing arrangements or financing contingencies, and (iv) Acquiror has sufficient cash on hand and available from operations and its existing credit facilities to provide the Offeror with the amount of cash consideration payable to holders of Common Shares in the Offer.
8.     Interest in Securities of the Subject Company.
The information set forth in Item 9 (“Holdings of Securities of CSP”) and Item 10 (“Trading in Securities of CSP”) of the Circular portion of the Offer to Purchase are incorporated herein by reference.
9.     Persons/Assets, Retained, Employed, Compensated or Used.
The information set forth in Item 15 (“Depositary, U.S. Forwarding Agent and Information Agent”) of the Circular portion of the Offer to Purchase is incorporated herein by reference.
10.     Financial Statements.
Not applicable.
11.     Additional Information.
The information set forth under “Regulatory Matters” of the Summary of the Offer to Purchase and Items 12 (“Arrangements, Agreements or Understandings”) and 13 (“Effect of the Offer on Markets for the Common Shares and Stock Exchange Listings”) of the Circular portion of the Offer to Purchase and any additional information contained in the Offer to Purchase or the Letter of Transmittal are incorporated herein by reference.
12.     Exhibits.

(a)(1)(i)	Offer to Purchase dated June 26, 2006

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(5)(i)	Press Release of Canadian Oil Sands Trust issued June 19, 2006, incorporated by reference to the pre-commencement Schedule TO filed by Offeror and Acquiror on June 21, 2006

(a)(5)(ii)	Press Release of Canadian Oil Sands Trust issued June 26, 2006

(d)(1)(i)	Pre-Acquisition Agreement Among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern Petroleum Ltd. Dated as of June 18, 2006

(d)(1)(ii)	Form of Lock-Up Agreement
13.     Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1212707 ALBERTA LTD.
By:	/s/ Marcel R. Coutu
	Name:	Marcel R. Coutu
	Title:	President and Chief Executive Officer

CANADIAN OIL SANDS LIMITED
By:	/s/ Marcel R. Coutu
	Name:	Marcel R. Coutu
	Title:	President and Chief Executive Officer